UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________
FORM 6-K
________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of November 2023
Commission File Number: 001-38281
________________________

PHAXIAM Therapeutics S.A.
(Translation of registrant’s name into English)
________________________

60 Avenue Rockefeller
69008 Lyon France
(Address of principal executive office)
________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
 Form 20-F ☒             Form 40-F ☐

INCORPORATION BY REFERENCE
This Report on Form 6-K and Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-248953 and 333-259690) and registration statements on Form S-8 (File Nos. 333-222673, 333-232670, 333-239429, 333-255900 and 333-265927), of PHAXIAM Therapeutics S.A. (“PHAXIAM” or the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Press Release dated November 14, 2023

On November 14, 2023, Phaxiam Therapeutics S.A. issued a press release to provide a business and financial update for the third quarter of 2023.

The full text of the press release is attached as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

EXHIBIT

Exhibit	Description

99.1	Press Release dated November 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHAXIAM Therapeutics S.A.

Date:	November 15, 2023	By:	/s/ Eric Soyer
Name Eric Soyer
Title: Deputy Chief Executive Officer, Chief Financial Officer and Chief Operating Officer